40 nm and below
Extending water-based immersion towards the limit

Martin van den Brink

Executive Vice President Marketing and Technology

Contents

Inspiration: Market drivers

Immersion: Ramping to volume production

Innovation: Pushing ArF Lithography to 40 nm and below

/ Slide 2

Customers’ appetite for shrink continues unabated

10

12

200

100

80

60

40

Logic

DRAM

NAND

11

07

09

08

04

06

05

01

03

02

00

/ Slide 3

Shrink drives cost per function and market growth

Source: Gartner Dataquest, iSuppli, ASML

2000

2001

2002

2003

2004

2005

2006

2007

2008

2009

2010

  NAND cost, $ / GB

NAND size, GB

0.01

0.10

1.00

10.0

100

1,000

10,000

0

5,000

10,000

15,000

20,000

25,000

30,000

NAND Revenue, M$

Projected  cross-
over
HDD - NAND, GB

60-80 GB

2-16 GB

80-150 GB

1 GB

4 GB

8 GB

10-20 GB

/ Slide 4

Resolution, CD uniformity & overlay drive shrink

Layout 6 transistor SRAM Cell

CD

CD

CDU &
Overlay

X-section
through Cell

Source: IMEC, TI

Node

Aggressive

Typical

Relaxed

130 nm

2.00

2.50

3.00

90 nm

1.00

1.25

1.50

65 nm

0.45

0.55

0.80

45 nm

0.20

0.27

0.34

32 nm

0.10

0.13

0.19

/ Slide 5

Source: IMEC

CD control and overlay are critical for device yield

/ Slide 6

Shrink drives overlay requirements

0

10

15

20

25

30

2004

2005

2006

2007

2008

2009

2010

2011

2012

NAND

DRAM

Logic

/ Slide 7

Lithography drives increased die per wafer

Typical

Aggressive

Relaxed

868

1234

1803

2344

28 mm2

37 mm2

54 mm2

76 mm2

Die Size

Die / Wafer

45 nm

32 nm

Design Rule:

45 nm

32 nm

Resolution (CD)

256 MB SRAM example

/ Slide 8

0.00

0.50

1.00

1.50

2.00

2.50

3.00

3.50

65

45

Increased die per wafer drives lower cost die

* Assuming 20% wafer processing cost
increase per node, 65nm = €1200 / wafer,
die yield = 85%

Design Rule [nm]

Relaxed

Typical

Aggressive

256 MB SRAM

32-nm node

/ Slide 9

ASML products are key enablers for shrink

200

100

80

60

40

Logic

DRAM

NAND

11

07

09

08

04

06

05

01

03

02

00

ASML Product
Introduction

XT:1400

XT:1700i

AT:1200

AT:850

/ Slide 10

Performance
Size (=Cost)
Yield

Cost

Size (=cost)
Yield

Lithography

Productivity

Overlay

Resolution
CD Control

Lithography: drives Performance, Cost, Size, Yield
A key enabler for the semiconductor industry

Lithography

/ Slide 11

Contents

Inspiration: Market drivers

Immersion: Ramping to volume production

Innovation: Pushing ArF Lithography to 40 nm and below

/ Slide 12

ASML achievements in immersion leadership

2003

90 nm

1st scanning
immersion
imaging

XT:1250i
0.85 NA, 70 nm

2004

AT:1150i
0.75 NA, 90 nm

1st ICs
fabricated

2005

XT:1400i
0.93 NA, 65 nm

42 nm

Immersion
Volume
Production

2006

XT:1700i
1.2NA, 45 nm

Immersion
processing at
single defect
level

/ Slide 13

THIS QUARTER 2006:

SHIPPING 500th TWINSCAN SYSTEM

TWINSCAN, with dual wafer stages, is the economically
and technically proven lithography solution

8

US

Europe

Asia

125

Total & Immersion

2

10

35

340

/ Slide 14

TWINSCAN dual stages are ideal for immersion

Immersion exposure

Immersion shower head

Dry alignment

Dry wafer mapping

(focus & levelling)

/ Slide 15

TWINSCAN dual wafer stages offer the most extensive
integrated metrology and calibration capability

Wafer height map

Calibration of process -
focus

Alignment mark positions

Pupil intensity and polarization

Slit uniformity

Lens aberrations

Reticle shape deformations

Expose position

Metrology position

Dual wafer stage concept is key enabler for automatic integrated

MEASUREMENT  -  CALIBRATION  -  OPTIMIZATION

Both wafer
stages are being
used in both
positions

Both wafer stages
contain integrated
metrology sensors

/ Slide 16

Dual wafer stages

Dual wafer stages enable parallel wafer
processing for unparalleled throughput

SWAP

UNLOAD

LOAD

Metrology position

Expose position

DRY METROLOGY

O

O

Lens
utilization

Single wafer stage

  Timeline for 1 wafer cycle

LOAD

DRY METROLOGY

EXPOSE

UNLOAD

O

O

Dry focus: additional wet

single stage overhead

Lens
utilization

  Timeline for 1 wafer cycle

Compatibility:   Dry focus and alignment - compatible with existing processes

Accuracy:   Highly accurate, multi point wafer metrology without productivity penalty

Cost:   Maximized lens utilization – the most expensive part of the scanner

Dual wafer stage advantage

EXPOSE

/ Slide 17

Overlay

Productivity

Defects

Containment
of
water

Minimize
evaporation

Prevent
drying stains

Maximize
scan speed

The immersion challenge triangle

/ Slide 18

hydrophilic

Air curtain allows for high speed scanning for
increased productivity

0

25%

50%

75%

100%

20°

120°

Air Curtain

Productivity
Advantage

Air Curtain OFF

40°

60°

80°

100°

Receding contact angle

Air Curtain ON

Resists & developer
soluble top coats

hydrophobic

solvent soluble

/ Slide 19

0.006 def/cm2 ( 3 defects )

XT:1400i @ 500-mm/s speed: Only 3 immersion
defects

100-nm L/S

In cooperation with TEL

/ Slide 20

Scanner:

ASML XT:1400i

@ 500mm/sec

Track

TEL Lithius i+

Process:

BARC AZ-Clariant 1CD5

Resist TOK TArF6011

TC TOK TILC031

Inspection:

KLA-Tencor 2365

TSMC

Single Digit Defect Zone

0.001

0.01

0.1

1

10

Nov-04

Feb-05

May-05

Sep-05

Dec-05

Mar-06

1

10

100

1000

10000

Defect levels comparable to ‘dry’ systems
demonstrated

/ Slide 21

Immersion dual-stage overlay of 7 nm

Day 1

Day 2

Day 3

0

2

4

6

8

10

12

X

Y

XT:1700i

/ Slide 22

Lens design and manufacturing innovation for max NA

8

0

2

4

6

10

12

0.75

2001

0.85

2003

0.93

2005

1.2

2006

NA

Year

Water Immersion

0

2

4

6

10

12

Dry (air)

1100

1200

1400

Catadioptric design

Geometric scaling

Dioptric designs

Lens Design

1700i

/ Slide 23

Benefits of in-line catadioptric lens design

Source: Carl Zeiss SMT patent applications

Catadioptric

Folded Designs

In-line

Dioptric

Single barrel design provides mechanical stability & ease of adjustment

Low angles of incidence on mirrors for polarization control and transmission

Fewer optical elements resulting in lower cost, lens heating and flare

/ Slide 24

No mask Image flip!  Reticle compatibility

Benefits of in-line catadioptric lens design

-

In- Line catadioptric

even # mirrors

Refractive

Lenses

F

F

Reticle

compatibility

-

even # mirrors

Refractive

Lenses

Reticle

compatibility

Folded catadiotric

F

Reticle

uneven # mirrors

Reticle

incompatibility

/ Slide 25

In-line catadioptric lens is manufacturing and
performance proven

0

0.2

0.4

0.6

0.8

1.0

1.2

1.4

Mean

1700i

1

1400

2

3

4

5

6

7

8

9

10

11

12

13

14

Lens Production

/ Slide 26

Excellent polarization performance at multiple systems

92

94

96

98

100

0

0.5

1

1.5

2

2.5

Polarization Purity

Multiple
Systems

Polarization Purity variation across field

/ Slide 27

Polarized imaging down to 42 nm

550-mm/s scan speed

/ Slide 28

Data proven excellent CD control across wafer

550-mm/s scan speed

Using reticle error and process correction

Full Wafer CDU 1.4 nm

45-nm Dense Lines

Intra Field CDU 0.9 nm

45-nm Dense Lines

/ Slide 29

Imaging of challenging contact layers

/ Slide 30

Contents

Inspiration: Market drivers

Immersion: Ramping to volume production

Innovation: Pushing ArF Lithography
to 40 nm and below

/ Slide 31

“40nm and below”

Highest NA

ArFi lens: 1.35 NA

Improved Overlay
6 nm

Highest Productivity

Fastest Scanning Stages:
131 wph

@ 125 exposures / wafer

TWINSCAN XT:1900i provides the best resolution,
productivity and overlay

/ Slide 32

Milestones in immersion leadership

/ Slide 33

Lens design and manufacturing innovation for max NA

8

0

2

4

6

10

12

0.75

2001

0.85

2003

0.93

2005

1.2

2006

NA

Year

Water Immersion

0

2

4

6

10

12

Dry (air)

2007

1.35

1100

1200

1400

1700i

1900i

/ Slide 34

ASML mask and system enhancements extend
lithography to the limit of k 1

Offline Dual stage wafer
height mapping

Focus Dry, Expose Wet

Mask enhancement
techniques &
optimization software

DoseMapper for optimum
CD Uniformity

Application specific
lens setup

Flexible off-axis &
polarized illumination

In-built wave-front, polarization
and pupil metrology

Illumination source
optimization & software

+

=

/ Slide 35

Polarized dipole
Illumination

1:1 Dense Lines
using 6% att-PSM

Image in film calc.

+/-3% dose error

+/-10% CD spec

XT:1900i is designed for 40-nm volume production

0.0

0.1

0.2

0.3

0.4

0.5

0.6

0.7

0.8

35

40

45

50

55

60

Resolution half-pitch [nm]

XT:1900i
1.35 NA

XT:1400i
0.93 NA

XT:1700i
1.2 NA

XT:1400i : 1100 nm DoF @ 55 nm

  XT:1700i : 950 nm DoF @ 42 nm

/ Slide 36

ASML products enable shrink

10

12

200

100

80

60

40

Logic

DRAM

NAND

11

07

09

08

04

06

05

01

03

02

00

ASML Product
Introduction

XT:1400

XT:1700i

AT:1200

AT:850

XT:1900i

/ Slide 37

Cost per function continues downward trend

ASML aligns to customer value drivers by
delivering lower cost per function

850

KrF

1150

ArF

1250

ArF

1400

ArF

1700

ArFi

1900

ArFi

0.00

0.20

0.40

0.60

0.80

1.00

1.20

2000

2002

2004

2006

2008

2010

0.00

0.20

0.40

0.60

0.80

1.00

1.20

2000

2002

2004

2006

2008

2010

850

KrF

1150

ArF

1250

ArF

1400

ArF

1700

ArFi

1900

ArFi

/ Slide 38

TWINSCAN XT:1900i: 40 nm and below

Volume production at 40 nm and below

Fifth generation immersion tool on TWINSCAN dual
wafer stage platform with improved overlay 6 nm and
131 W/hr productivity

Proven catadioptric lens concept with manufacturing
and volume ramp up capability

Enabling our customer to continue aggressive device
shrinks for increased functionality at lower costs

/ Slide 39

                                Extending water-based immersion towards the limit

ASML offers full suite of TWINSCAN immersion products
with  resolutions from 65- to 40-nm and below

20 immersion systems shipped to customer sites on three
continents

TWINSCAN XT:1900i most advanced immersion system
of the industry and ready for shipment by mid 2007

TWINSCAN customer acceptance: 500 system shipments

/ Slide 40

Commitment